Exhibit 23(d)(xxii)
EXPENSE LIMITATION AGREEMENT
          This agreement (“Agreement”) is entered into as of November 1, 2006 by and between Rodney Square Management Corporation (“RSMC”) and WT Mutual Fund (the “Trust”), on behalf of the funds listed on Exhibit A attached hereto (the “Funds”).
          WHEREAS, RSMC serves as the investment adviser to Funds of the Trust listed on Exhibit A hereto;
          WHEREAS, RSMC and the Trust had entered into an Expense Limitation Agreement dated as of November 1, 2005 (the “Prior Expense Limitation Agreement); and
          WHEREAS, RSMC, the Trust and the Funds desire to enter into this new Agreement to supersede and replace the Prior Expense Limitation Agreement;
          NOW, THEREFORE, in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
          Section 1. Fee Waiver and Reimbursement of Expenses. Until the dates set forth on Exhibit A, RSMC will waive its advisory fees with respect to each of the Funds and/or reimburse or assume expenses of the Funds, as the case may be, to the extent that the expenses of a Fund [excluding taxes, extraordinary expenses, brokerage commissions, interest and class-specific expenses (such as Rule 12b-1 fees and sub-transfer agency expenses)], expressed as an annualized percentage of average daily net assets, exceed the expense limitations set forth on Exhibit A. RSMC will not have any right to recover from the Funds any amount so waived, reimbursed or assumed in prior fiscal years or periods. RSMC shall have discretion regarding whether expenses will be reimbursed or assumed, on the one hand, or fees will be waived, on the other hand, to meet the expense limitations set forth on Exhibit A.
          Section 2. Amendments to and Term of Agreement. The parties hereto agree to review the then-current expense limitations for each Fund on a date prior to the termination date listed on Exhibit A to determine whether such limitations should be amended, continued or terminated. Exhibit A may be amended, from time to time, to reflect a new rate or new date which the parties thereto agree in writing to be bound.
          Section 3. Notice. Any notice under this Agreement shall be given in writing addressed and delivered or mailed postage prepaid to the other party to this Agreement at its principal place of business.

          Section 4. Governing Law. To the extent that state law has not been preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be administered, construed and enforced according to the laws of the state of Delaware.
          IN WITNESS WHEREOF, the parties hereto have entered into this Expense Limitation Agreement as of the date first above written.

WT MUTUAL FUND on behalf of each Fund listed on
Exhibit A attached hereto

By: Neil Wolfson
Title: President

RODNEY SQUARE MANAGEMENT CORPORATION

By: John J. Kelley
Title: Vice President

EXHIBIT A
TO THE EXPENSE LIMITATION AGREEMENT
DATED NOVEMBER 1, 2005
AS AMENDED NOVEMBER 1, 2006

	Expense
Fund Name	Limitation	Termination Date
Large-Cap Core	0.80%	July 1, 2011
Multi-Manager Large-Cap	1.00%	July 1, 2011
Multi-Manager Mid-Cap	1.15%	July 1, 2011
Multi-Manager Small-Cap	1.25%	July 1, 2011
Aggressive Asset Allocation	0.50%	July 1, 2011
Moderate Asset Allocation	0.50%	July 1, 2011
Conservative Asset Allocation	0.50%	July 1, 2011
ETF Allocation Fund	0.70%	July 1, 2011
Mid-Cap Core Fund	1.00%	July 1, 2011
Small-Cap Growth Fund	1.05%	July 1, 2011
Small-Cap Value Fund	1.05%	July 1, 2011
Fundamentally Weighted Large Company Fund	0.60%	July 1, 2011
Fundamentally Weighted Small Company Fund	0.60%	July 1, 2011